

Mail Stop 4720

June 10, 2016

Via E-mail
Frederick J. Crawford
Executive Vice President and Chief Financial Officer
Aflac Incorporated
32 Wynnton Road
Columbus, Georgia   31999

>   **Re: Aflac Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **File No. 001-07434**

Dear Mr. Crawford:

We have reviewed your May 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our April 28, 2016 letter.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Insurance Revenue and Expense Recognition, page 90

1. We acknowledge your response to our prior comment 1. It is our understanding that you classify your supplemental health and life insurance policies as long-duration contracts. Please further revise your proposed health and life accounting policy disclosures to clarify;
    *   What you mean when you state that insurance premiums are recognized "ratably" over the life of the premium payment periods and how this policy complies with ASC 944-605-25-3 which states that premiums should be recognized over the premium payment periods when due from policy holders; and

- Your policy for unlocking assumptions that are established at the time the contract is issued.

2. In addition, revise your accounting policy for deferred policy acquisition costs and/or policy liabilities to include the types of transactions that result in internal replacements (substantially unchanged and changed). For example, we note your disclosure on page 59 that you add riders to older policies to help offset the effect of negative interest spreads. We are unclear whether you consider this an internal replacement and if so, whether it results in a substantially unchanged or changed contract.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance